As filed with the Securities and Exchange Commission on February 29, 2024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________________________

FRANKLIN BSP CAPITAL CORPORATION
(Name of Subject Company (Issuer) AND Filing Person (Offeror))

_______________________________

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

35250V104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard J. Byrne
Chief Executive Officer and President
Franklin BSP Capital Corporation
9 West 57th Street, 49th Floor, Suite 4920
New York, NY 10019
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

_______________________________

Copies to:

Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett
900 G Street, N.W.
Washington, D.C. 20001
Telephone: (202) 636-5502

_______________________________

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not Applicable
	Form or Registration No.:	Not Applicable
	Filing Party:	Not Applicable
	Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Franklin BSP Capital Corporation (the “Company”), an externally-managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is a Delaware corporation, to purchase up to 2,687,933 shares of its issued and outstanding Common Stock, par value $0.001 per share, at $14.49 per share, which represents the Company’s net asset value per share as of January 24, 2024.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 29, 2024 and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12.

Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated February 29, 2024.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Form of Notice of Withdrawal.
99(a)(1)(D)	Letter to Stockholders, dated February 29, 2024.
107	Filing Fee Table

Item 13.

Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

FRANKLIN BSP CAPITAL CORPORATION
By:	/s/ Nina K. Baryski
	Name:	Nina K. Baryski
	Title:	Chief Financial Officer and Treasurer

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